

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **TEGNA Inc.**
> **Response dated April 29, 2020**
> **File No. 001-06961**

Dear Mr. Kirman:

1. Without necessarily agreeing with the entirety of the analysis you provided in response to comment 1 in our April 28, 2020 letter, we have no further comment.

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Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions